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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8 - 50101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CYGNI SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 FISCHER AVENUE
(No. And Street)

COSTA MESA	CA	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EHRENSTEIN (714) 241-2500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond

OATH OR AFFIRMATION

I, PAUL EHRENSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CYGNI SECURITIES, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
CYGNI SECURITIES, LLC (F/K/A AUGUSTUS CAPITAL, LLC):

We have audited the accompanying statement of financial condition of Cygni Securities, LLC (f/k/a Augustus Capital, LLC) (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cygni Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
March 31, 2010

CYGNI SECURITIES, LLC
(F/K/A AUGUSTUS CAPITAL, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 71,641
TOTAL ASSETS	$ 71,641

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	71,268
TOTAL LIABILITIES	71,268
Member's Equity	373
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 71,641

The accompanying notes are an integral part of these financial statements.

CYGNI SECURITIES, LLC
(F/K/A AUGUSTUS CAPITAL, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue:	
Private placement fees	$ 65,291
Interest income	595
Total Revenue	65,886
Expenses:	
Employees' compensation and benefits	116,244
Professional fees	54,040
Travel and entertainment	56,889
Rent and occupancy	24,214
Office expenses	10,444
Membership dues	20,384
Auto expenses	15,285
Other expense	24,987
Total Expenses	(322,487)
Net Loss	$ 256,601

The accompanying notes are an integral part of these financial statements.

CYGNI SECURITIES, LLC
(F/K/A AUGUSTUS CAPITAL, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOOR THE YEAR ENDED DECEMBER 31, 2009

Member's equity at December 31, 2008	$ 79,860
Contribution	277,114
Withdrawal	(100,000)
Net loss	(256,601)
Member's equity at December 31, 2009	$ 373

The accompanying notes are an integral part of these financial statements.

CYGNI SECURITIES, LLC
(F/K/A AUGUSTUS CAPITAL, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss		$ (256,601)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	$ 3,982	
Decrease in fee receivable	5,000	
Decrease in other assets	23,732	
Decrease in due from related party	(83,580)	
Decrease in due to member	(82,324)	
Increase in accounts payable and accrues expenses	33,669	
Total adjustments		(99,521)
Net cash used in operating activities		(356,122)
Cash flows from investment activities:		
Gain on sale of fixed asset		3,700
Cash flows from financing activities:		
Contributions		277,114
Distribution		(100,000)
Net cash provided by financing activities		177,114
Net decrease in cash and cash equivalents		(175,308)
Cash and cash equivalents at December 31, 2008		246,949
Cash and cash equivalents at December 31, 2009		$ 71,641

The accompanying notes are an integral part of these financial statements.

NOTE 1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cygni Securities, LLC (f/k/a Augustus Capital, LLC) (the "Company"), a Delaware LLC, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records income from commissions as earned.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash equivalents consist of shares of a money market fund that are stated at fair value. The Company maintains its cash equivalents in an uninsured money market fund.

No provision for federal, state or local income taxes has been made because the Company is a limited liability company and, therefore, is not subject to income taxes. The Company's income or loss is reportable by its Member on his individual tax return.

NOTE 2. NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6 ⅔ % of aggregate indebtedness. As of December 31, 2009, the Company had net capital of $373, which was in deficit of its requirement of $5,000 by $4,627.

NOTE 2. NET CAPITAL REQUIREMENT (continued)

Subsequent to year end, the Company became aware of the net capital deficit pursuant to a regulatory request to reclassify $40,000 from equity to accounts payable. The Company made the required net capital deficit notification under SEC Rule 17a-11 and cured the deficit on March 15, 2010 by contributing additional capital.

NOTE 3. SIGNIFICANT GROUP CONCENTRATION OF RISK

Substantially all of the fee receivable and fee revenue earned by the Company is received from two entities for which the Company introduced investors. The Company seeks to limit its counterparty risk by regularly reviewing the credit standing of these entities.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2009, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 4. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 31, 2010, which is the date the financial statements were available to be issued. For the period from January 1, 2010 through March 31, 2010, multiple contributions of partners' capital totaling $124,000 were contributed to the Partnership. (See Note 2 above)

SUPPLEMENTARY INFORMATION

CYGNI SECURITIES, LLC
(F/K/A AUGUSTUS CAPITAL, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Credits:	
Member's equity	$ 373
Debits:	
Total non-allowable assets	-
Net capital	$ 373
Minimum net capital (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Deficit net capital	$ (4,627)
Aggregate indebtedness	$ 71,268
Ratio of aggregate indebtedness to net capital	191.07 to 1

Reconciliation with the Company's computation (included in SEC Form X-17a-5 Part II A as of December 31, 2009):

Net capital as reported in the Company's initial filing of the unaudited X-17a-5 Part II A as of December 31, 2009	$ 40,373
Reclassification adjustments:	
Decrease in member's equity	40,000
Net capital per above	$ 373

CYGNI SECURITIES, LLC
(F/K/A AUGUSTUS CAPITAL, LLC)
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

To the Member of
Cygni Securities, LLC (f/k/a Augustus Capital, LLC):

In planning and performing our audit of the financial statements and supplementary schedules of Cygni Securities, LLC (f/k/a Augustus Capital, LLC) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



New York, New York
March 31, 2010

CYGNI SECURITIES, LLC

(F/K/A AUGUSTUS CAPITAL, LLC)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009

CYGNI SECURITIES, LLC

(F/K/A AUGUSTUS CAPITAL, LLC)

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2009

CYGNI SECURITIES, LLC
(F/K/A AUGUSTUS CAPITAL, LLC)
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS